Exhibit 99.1

Sapiens Launches a Consumer and Agent Portal for Life and Property and Casualty Insurers

The Sapiens PORTAL offering enables insurance consumers and agents to benefit from a fully digital, self-service experience

Holon, Israel – October 18, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, today announced the introduction and general availability of its Sapiens PORTAL offering, which is pre-integrated with the Sapiens ALIS (life, pension and annuity) and Sapiens IDIT (property and casualty) software suites, offering clients a fully digital experience.

The PORTAL offering is targeted to two important segments. PORTAL for Consumers is a direct-to-consumer application that enables customers to obtain quotes, buy policies, view the statuses of their policies and accounts, and conduct transactions that save insurers time and reduce costs. With the PORTAL, insurers can offer customers a unique, real-time customer experience tailored to today’s digital natives.

PORTAL for Agents empowers agents with full lifecycle enablement, including the ability to manage their pipeline, and provide top-level sales and services to customers. Agents are also able to obtain a holistic view of their overall business performance and benefit from full access to all their information.

“By offering customers and agents a faster, simpler and omni-channel experience via the PORTAL, insurers can attract the next generation of customers, while cutting costs via self-service,” said Roni Al-Dor, president and CEO at Sapiens. “The PORTAL, along with Sapiens INTELLIGENCE, our advanced analytics solution, offers a complete digital experience for customers.”

Insurers will benefit from:

•	A functionally rich and comprehensive portal solution supporting a variety of processes for business, sales and customer service, including out-of-the-box, comprehensive insurance practices and an easily customizable user interface (UI)
•	Pre-integration to Sapiens ALIS and Sapiens IDIT, eliminating integration efforts between the front- and back-end systems
•	Embedded and generic mobile support for all types of mobile devices, eliminating the need to build a mobile native application
•	Cloud and managed services for deploying the PORTAL quickly and affordably in a cloud environment

About Sapiens PORTAL

Click here for the Sapiens PORTAL for life, pension and annuity

Click here for the Sapiens PORTAL for property and casualty/general insurance

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 200 financial services organizations. The Sapiens team of over 1,800 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com